Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2015

Summary

The 2015 first quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the "Group") was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1 Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered and approved this report.

1.3	Mr. Si Xian Min, the responsible person of the Company, Mr. Tan Wan Geng, the responsible person of the finance work, and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The first quarterly report of the Company is unaudited.

2 Major accounting data and changes of shareholders of the Company

2.1 Major accounting data

(Unit: Million Currency: RMB)

	31 March 2015	31 December 2014	Increase/ (decrease) (%)
Total assets	188,333	189,697	(0.72)
Net assets attributable to the shareholders of the Listed Company	37,453	35,554	5.34

	Three months ended 31 March 2015	Three months ended 31 March 2014	Increase/ (decrease) (%)
Net cash flow from operating activities	5,441	987	451.27

	Three months ended 31 March 2015	Three months ended 31 March 2014	Increase/ (decrease) (%)
Operating revenue	27,718	25,951	6.81
Net profit attributable to the shareholders of the Listed Company	1,903	(306)	721.90
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	1,832	(324)	665.43
Weighted average return on net assets (%)	5.21	(0.90)	Increase by a percentage of 6.11
Basic earnings per share (Yuan/share)	0.19	(0.03)	733.33
Diluted earnings per share (Yuan/share)	0.19	(0.03)	733.33

After deducting non-recurring gains and losses

√Applicable ☐ Not applicable

(Unit: Million Currency: RMB)

Items	Three months ended 31 March 2015	Notes
Gains and losses on disposal of non-current assets	43
Other non-operating income and expenses	39
Influence of minority interests (after tax)	(1)
Influence of income tax	(10)
Total	71

2.2	Number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)		238,168
Particulars of the top ten shareholders
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Pledged or frozen shares		Capacity
				Status	Number of shares
China Southern Air Holding Company (“CSAHC”)	4,208,586,278	42.87%	0	No	0	State
HKSCC Nominees Limited	1,746,130,197	17.79%	0	Not known	-	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	10.53%	0	No	0	State-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	80,000,000	0.81%	0	Not known	-	Domestic Non-state-owned legal entity
Zhao Xiaodong (趙曉東)	68,742,254	0.70%	0	Not known	-	Domestic Individual
Wang Lei (王磊)	38,645,000	0.39%	0	Not known	-	Domestic Individual
China Foreign Economy And Trade Trust Co., Ltd. - Hua Xia Fortune No.1 Securities Investment Single Trust Fund (中國對外經濟貿易信托有限公司－華夏財富1號證券投資單一資金信托計劃 )	35,491,252	0.36%	0	Not known	-	Domestic Non-state-owned legal entity
Bank of China Limited –Huatai-PineBridge Positive Growth Mixed Fund (中國銀行股份有限公司－華泰柏瑞積極成長混合型證券投資基金)	31,145,990	0.32%	0	Not known	-	Domestic Non-state-owned legal entity
Taikang Life Insurance Company Limited – Dividend – Personal Dividend – 019L – FH002 Shanghai (泰康人壽保險股份有限公司－分紅－個人分紅－019L－FH002滬)	28,018,023	0.29%	0	Not known	-	Domestic Non-state-owned legal entity
National Social Security Fund 112 (全國社保基金一一二組合)	22,999,947	0.23%	0	Not known	-	Domestic Non-state-owned legal entity
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions		Type and number of shares
			Type of shares		Number of shares
China Southern Air Holding Company	4,208,586,278		RMB-denominated Ordinary shares		4,208,586,278
HKSCC Nominees Limited	1,746,130,197		Overseas listed foreign shares		1,746,130,197
Nan Lung Holding Limited	1,033,650,000		Overseas listed foreign shares		1,033,650,000
Zhong Hang Xin Gang Guarantee Co., Ltd.	80,000,000		RMB-denominated Ordinary shares		80,000,000
Zhao Xiaodong	68,742,254		RMB-denominated Ordinary shares		68,742,254
Wang Lei	38,645,000		RMB-denominated Ordinary shares		38,645,000
China Foreign Economy And Trade Trust Co., Ltd. - Hua Xia Fortune No.1 Securities Investment Single Trust Fund	35,491,252		RMB-denominated Ordinary shares		35,491,252
Bank of China Limited –Huatai-PineBridge Positive Growth Mixed Fund	31,145,990		RMB-denominated Ordinary shares		31,145,990
Taikang Life Insurance Company Limited – Dividend – Personal Dividend – 019L – FH002 Shanghai	28,018,023		RMB-denominated Ordinary shares		28,018,023
National Social Security Fund 112	22,999,947		RMB-denominated Ordinary shares		22,999,947
Explanation of the connected relationship or acting in concert relationship of the above shareholders

Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel

Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable.

2.3	Number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐Applicable √Not applicable

§3 Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

√Applicable □Not applicable

3.1.1 Significant changes in major items in consolidated balance sheet:

Unit: million Currency: RMB

Items	31 March 2015	31 December 2014	Increase/ (decrease) (%)	Main reason(s) for the change
Other current liabilities	-	3,000	(100.00)	Mainly due to the repayment of short-term financing bills in the reporting period.
Salaries and wages payable	1,595	2,405	(33.68)	Mainly due to the payment of performance salary for the year ended 31 December 2014 in the reporting period.
Taxes payable	725	436	66.28%	Mainly due to the increase in the accrual of enterprise income tax which has not yet paid.

3.1.2 Significant changes in major items in consolidated income statement:

Unit: million Currency: RMB

Items	Three months ended 31 March 2015	Three months ended 31 March 2014	Increase/ (decrease) (%)	Main reason(s) for the change
Investment income	210.00	47.00	346.81	Mainly due to the increasing demand on aviation market and increase in profit of investing units in the reporting period.
Operating profit/(loss)	2,526.00	(483.00)	622.98	Mainly due to the increasing demand on aviation market and lower price of fuel oil in the reporting period.
Non-operating income	325.00	228.00	42.54	Mainly due to the increase of gains on disposal of assets and increase of compensation income in the reporting period.
Income tax expense/(credit)	624.00	(90.00)	793.33	Mainly due to the increase of profit in the reporting period.

3.1.3 Significant changes in major items in consolidated cash flow statement:

Unit: million Currency: RMB

Items	Three months ended 31 March 2015	Three months ended 31 March 2014	Increase/ (decrease) (%)	Main reason(s) for the change
Refund of taxes and surcharges	298	-	100.00	Mainly due to the receipt of Refund of VAT in the reporting period.
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long term assets	3,982	2,999	32.78	Mainly due to the increasing amount of airplane purchase
Cash received by subsidiaries from investment by minority interests	1,120	-	100.00	Mainly due to the investment to the subsidiary of Henan airline Company Ltd. from minority interests
Cash received from borrowings	4,120	6,582	(37.41)	Mainly due to the decrease in receipt of new borrowings
Proceeds received in cash from bonds issuance	-	3,000	(100.00)	Mainly due to the issuance of short-term financing bill in the same period of the previous year
Cash payments for distribution of dividends, profits or payments of interest expense	769	498	54.42	Mainly due to 1) the increasing balance of borrowings and the increasing related interest expense and 2) the repayment of short-term financing bill and payment of the related interest expense

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

□Applicable √Not applicable

3.3	Performance of the undertakings by the Company and its shareholders holding more than 5% equity interests of the Company

√Applicable □Not applicable

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

1.	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

2.	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed.

3.	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed.

4.	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.

Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

5.	The relevant undertakings under the Financial Services Framework Agreement between the Company and Southern Airlines Group Finance Company Limited (the "Finance Company"): (1) Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed.

3.4 Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

□Applicable √Not applicable

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

22 April 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

4、 APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 31 March 2015

Prepared by: China Southern Airlines Company Limited

Unit：Million Currency: RMB Unaudited

Items	31 March 2015	31 December 2014
Current assets:
Cash and bank balances	14,622	18,306
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Notes receivable
Accounts receivable	3,236	2,705
Prepayments	912	1,104
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	2	4
Other receivables	2,468	2,474
Purchase of financial assets resold
Inventories	1,682	1,661
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,126	1,586
Total current assets	24,048	27,840
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	239	240
Held-to-maturity investments
Long-term receivables
Long-term equity investments	3,178	2,937
Investment properties	465	459
Fixed assets	136,010	134,001
Construction in progress	19,410	19,247
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	2,514	2,544
Development costs
Goodwill
Long-term prepaid expenses	742	733
Deferred tax assets	1,077	1,045
Other non-current assets	650	651
Total non-current assets	164,285	161,857
Total assets	188,333	189,697
Current liabilities:
Short-term borrowings	8,513	7,243
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit and loss
Derivative financial liabilities
Notes payable		11
Accounts payable	12,283	11,211
Sales in advance of carriage	5,055	6,101
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Salaries and wages payable	1,595	2,405
Taxes payable	725	436
Interest payable	335	471
Dividends payable
Other payables	4,501	5,320
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	17,581	17,888
Other current liabilities		3,000
Total current liabilities	50,588	54,086
Non-current liabilities:
Long-term borrowings	40,170	42,066
Bonds payable
Including: Preference share
Perpetual capital securities
Long-term payables	44,284	43,919
Long-term employee benefits payable	19	25
Special items payable
Estimated liabilities
Deferred revenue	2,954	2,831
Deferred tax liabilities	878	873
Other non-current liabilities	1,845	1,623
Total non-current liabilities	90,150	91,337
Total liabilities	140,738	145,423
Owners' equity
Paid-in capital	9,818	9,818
Other equity instruments
Including: Preference share
Perpetual capital securities
Capital surplus	14,388	14,388
Less: Treasury shares
Other comprehensive income	49	53
Special reserve
Surplus reserve	1,306	1,306
Provision for ordinary risks
Undistributed profits	11,892	9,989
Total equity attributable to shareholders of the Company	37,453	35,554
Minority interests	10,142	8,720
Total owners' equity	47,595	44,274
Total liabilities and owners' equity	188,333	189,697

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Balance Sheet of the Company

As at 31 March 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	31 March 2015	31 December 2014
Current assets:
Cash and bank balances	8,142	10,755
Financial assets at fair value through profit or loss
Derivative financial assets
Notes receivable
Accounts receivable	2,747	2,232
Prepayments	519	743
Interest receivable
Dividends receivable	1	4
Other receivables	1,437	4,616
Inventories	1,174	1,179
Assets classified as held for sale
Non-current assets due within one year
Other current assets	931	1,434
Total current assets	14,951	20,963
Non-current assets:
Available-for-sale financial assets	149	140
Held-to-maturity investments
Long-term receivables
Long-term equity investments	7,818	6,255
Investment properties	231	229
Fixed assets	106,262	105,214
Construction in progress	11,743	11,960
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	1,471	1,491
Development costs
Goodwill
Long-term prepaid expenses	333	342
Deferred tax assets	1,035	1,004
Other non-current assets	602	600
Total non-current assets	129,644	127,235
Total assets	144,595	148,198
Current liabilities:
Short-term borrowings	7,448	5,993
Financial liabilities at fair value through profit and loss
Derivative financial liabilities
Notes payable
Accounts payable	9,020	8,292
Sales in advance of carriage	4,521	5,413
Salaries and wages payable	959	1,814
Taxes payable	492	303
Interest payable	277	417
Dividends payable
Other payables	6,581	6,221
Liabilities classified as held for sale
Non-current liabilities due within one year	14,148	15,167
Other current liabilities		3,000
Total current liabilities	43,446	46,620
Non-current liabilities:
Long-term borrowings	29,569	30,844
Bonds payable
Including: Preference share
Perpetual capital securities
Long-term payables	37,462	38,357
Long-term employee benefits payable	17	23
Special items payable
Estimated liabilities
Deferred revenue	2,535	2,441
Deferred tax liabilities
Other non-current liabilities	1,341	1,184
Total non-current liabilities	70,924	72,849
Total liabilities	114,370	119,469
Owners' equity
Paid-in capital	9,818	9,818
Other equity instruments
Including: Preference share
Perpetual capital securities
Capital surplus	14,100	14,100
Less: Treasury shares
Other comprehensive income	29	28
Special reserve
Surplus reserve	1,306	1,306
Undistributed profits	4,972	3,477
Total owners' equity	30,225	28,729
Total liabilities and owners' equity	144,595	148,198

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Income Statement

For the three months ended 31 March 2015

Prepared by: China Southern Airlines Company Limited

Unit：Million Currency: RMB Unaudited

Items	Three months ended 31 March 2015	Three months ended 31 March 2014
1. Total revenue	27,718	25,951
Including: Operating income	27,718	25,951
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	25,402	26,481
Including: Cost of sales	21,701	22,678
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Business taxes and surcharges	58	53
Selling and distribution expenses	1,905	1,801
General and administrative expenses	690	574
Financial expenses	1,048	1,375
Assets impairment losses
Add: Gains/(losses) arising from changes in fair value
Investment income/ (losses)	210	47
Including: Share of profit of associates and joint ventures	210	45
Exchange gains /(losses)
3. Operating profit/ (losses)	2,526	(483)
Add: Non-operating income	325	228
Including: Gains on disposal of non-current assets	51	2
Less: Non-operating expenses	13	6
Including: Losses on disposal of non-current assets	8	1
4. Total profits/ (losses)	2,838	(261)
Less: Income tax expenses/(credit)	624	(90)
5. Net profit/ (losses)	2,214	(171)
Net profit/(losses) attributable to shareholders of the Company	1,903	(306)
Minority interests	311	135
6. Net other comprehensive income/(losses) after tax	(13)	(1)
Net other comprehensive income/(losses) after tax attributable to shareholders of the Company	(4)	(1)
(1) Other comprehensive income/(losses) that will be reclassified to the profit and losses	(4)	(1)
Including: The attributable share of other comprehensive income/(losses) which will be reclassified to the profit and losses under equity method	(6)	-
Gains/(losses) arising from changes in fair value of available-for-sale financial assets	2	(1)
Net other comprehensive income/(losses) after tax attributable to minority interests	(9)	-
7. Total comprehensive income	2,201	(172)
Total comprehensive income attributable to shareholders of the Company	1,899	(307)
Total comprehensive income attributable to minority interests	302	135
8. Earnings per share:
(1) Basic earnings per share	0.19	(0.03)
(2) Diluted earnings per share	0.19	(0.03)

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Income Statement of the Company

For the three months ended 31 March 2015

Prepared by: China Southern Airlines Company Limited

Unit：Million Currency：RMB Unaudited

Items	Three months ended 31 March 2015	Three months ended 31 March 2014
1. Revenue	19,899	19,575
Less: Cost of sales	15,650	17,402
Business taxes and surcharges	30	32
Selling and distribution expenses	1,358	1,363
General and administrative expenses	455	400
Financial expenses	904	1,234
Assets impairment loss
Add: Gains/(losses) arising from changes in fair value
Investment income/ (losses)	201	39
Including: Investment gains on associated companies and joint ventures	201	39
2. Operating profit/ (losses)	1,703	(817)
Add: Non-operating income	232	163
Including: Gains on disposal of non-current assets	42	1
Less: Non-operating expenses	10	5
Including: Loss on disposal of non-current assets	5	1
3. Total profit/ ( losses)	1,925	(659)
Less: Income tax expenses/(credit)	431	(174)
4. Net profit /(losses)	1,494	(485)
5. Net other comprehensive income/(losses) after tax	1	(2)
(1) Other comprehensive income/(losses) that will be reclassified to the profit and losses	1	(2)
Including: The attributable share of other comprehensive income/(losses) which will be reclassified to the profit and losses under equity method	(4)	-
Gains/(losses) arising from changes in fair value of available-for-sale financial assets	5	(2)
6. Total comprehensive income/(losses)	1,495	(487)
7. Earnings per share:
(1) Basic earnings per share
(2) Diluted earnings per share

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Cash Flow Statement

For the three months ended 31 March 2015

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	Three months ended 31 March 2015	Three months ended 31 March 2014
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	28,160	25,693
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	298
Cash received from other operating activities	162	133
Sub-total of operating cash inflows from operating activities	28,620	25,826
Cash paid for goods and services	17,700	19,911
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Cash paid to and on behalf of employees	4,822	4,321
Payments of taxes and surcharges	397	333
Cash paid relating to other operating activities	260	274
Sub-total of cash outflows from operating activities	23,179	24,839
Net cash flows from operating activities	5,441	987
2. Cash flows from investment activities:
Cash received from disposal of investments
Investment income in cash	3	60
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	59	25
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	70	59
Sub-total of cash inflows from investing activities	132	144
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	3,982	2,999
Investments paid in cash	38
Net increase in pledged loans
Net cash received from subsidiaries and other business units
Cash paid relating to other investing activities
Sub-total of cash outflows from investment activities	4,020	2,999
Net cash flows from investing activities	(3,888)	(2,855)
3. Cash flows from financing activities:
Proceeds received in cash from investments	1,120
Including: Cash received by subsidiaries from investment by minority interests	1,120
Cash received from borrowings	4,120	6,582
Proceeds received in cash from bonds issuance		3,000
Other proceeds in cash from financing activities	283
Sub-total of cash inflows from financing activities	5,523	9,582
Cash repayments of borrowings	9,698	7,817
Cash payments for distribution of dividends, profits or payments of interest expense	769	498
Including: Dividend and profit paid by subsidiaries to minority interests
Cash paid relating to other financing activities	-	2
Sub-total of cash outflows from financing activities	10,467	8,317
Net cash flows from financing activities	(4,944)	1,265
4. Effect of changes in exchange rate on cash and cash equivalents	(10)	26
5. Net increase in cash and cash equivalents	(3,401)	(577)
Add: Balance of cash and cash equivalents at the beginning of the period	17,868	12,170
6. Balance of cash and cash equivalents at the end of the period	14,467	11,593

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Cash Flow Statement of the Company

For the three months ended 31 March 2015

Prepared by：China Southern Airlines Company Limited

Unit：Million Currency：RMB Unaudited

Items	Three months ended 31 March 2015	Three months ended 31 March 2014
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	20,744	19,763
Refund of taxes and surcharges	298	-
Other cash received from operating activities	176	64
Sub-total of operating cash inflows from operating activities	21,218	19,827
Cash paid for purchase of goods and receiving of labour services	13,300	15,504
Cash paid to and on behalf of employees	3,531	3,319
Payments of taxes and surcharges	255	225
Cash paid for other operating activities	223	192
Sub-total of cash outflows from operating activities	17,309	19,240
Net cash flows from operating activities	3,909	587
2. Cash flows from investment activities:
Cash received from disposal of investment
Investment income in cash	3	74
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	3,044	21
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	21	25
Sub-total of cash inflows from investing activities	3,068	120
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	2,180	1,155
Investments paid in cash	1,366	2
Net cash paid relating to acquisition of subsidiaries and other operating units
Cash paid relating to other investing activities
Sub-total of cash outflows from investment activities	3,546	1,157
Net cash flows from investment activities	(478)	(1,037)
3. Cash flow from financing activities:
Proceeds received in cash from investments
Cash received from borrowings	2,235	4,806
Other proceeds in cash from financing activities	-	3,000
Sub-total of cash inflows from financing activities	2,235	7,806
Cash repayments of borrowings	7,608	6,694
Cash payments for distribution of dividends, profits or payments of interest expense	663	455
Cash paid relating to other financing activities
Sub-total of cash outflows from financing activities	8,271	7,149
Net cash flows from financing activities	(6,036)	657
4. Effect of changes in exchange rate on cash and cash equivalents	(11)	24
5. Net increase in cash and cash equivalents	(2,616)	231
Add: Balance of cash and cash equivalents at the beginning of the period	10,662	5,468
6. Balance of cash and cash equivalents at the end of the period	8,046	5,699

Legal Representative of the Company: Mr. Si Xian Min

Responsible person of the finance work : Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin